Exhibit 99.1

Ontario designates Hydro One to build the Greenstone Transmission Line

To be developed in partnership with First Nations, this priority investment is a foundational link to expand the electricity system in the province’s far north

TORONTO, January 28, 2026 – Today, the Honourable Stephen Lecce, Minister of Energy and Mines directed the Ontario Energy Board to designate Hydro One Networks Inc. (Hydro One) to develop and construct a new priority transmission line in the Greenstone region. Once complete, the Greenstone Transmission Line will provide additional capacity to the area and improve reliability for northern communities. The line is also expected to drive economic development and support Indigenous community growth.

The proposed project is a single-circuit 230-kilovolt (kV) transmission line, designed to support a future second circuit and will be connected to the existing 230-kV infrastructure (the East-West Tie) near Nipigon Bay. The line will extend to Longlac Transformer Station where a new 230-kV station will connect to the existing 115-kV circuit and continue to or near Aroland First Nation, terminating at a new 230-kV switching station with associated station facilities. The line is expected to be in-service in 2032.

Through Hydro One’s industry-leading First Nation 50-50 Equity Partnership Model, proximate First Nations will have the opportunity to invest in a 50 per cent equity stake in the transmission line component of the project. Together, Hydro One and the proximate First Nations will collaborate on the planning, development and construction of the transmission line.

Quotes

“The designation of this line is the result of three years of collaboration between First Nations, Hydro One and Ontario. We are grateful to have been selected as a partner of choice by the First Nations who advocated for the line, and look forward to developing this project together,” said David Lebeter, President and CEO, Hydro One. “This line is foundational to building a secure and reliable electricity system in the north—one that supports every community in the region. In the process of building it, we’re also strengthening local economic prosperity by partnering with First Nations and sourcing goods and services from Canadian, Ontario and Indigenous suppliers.”

“Last year, our government took action to bolster our self-reliance by reducing the permitting timelines by 50 per cent to build mines faster, along with a new processing fund to end the ripping and shipping of our resources abroad,” said the Hon. Stephen Lecce, Minister of Energy and Mines. “We are putting Canada first by accelerating a plan to create 20,000 jobs. With President Trump’s economic assault on our country, Ontario is officially giving the greenlight to build the Greenstone Transmission Line, delivering the energy backbone and infrastructure to unlock the Ring of Fire’s vast mineral potential. Ontario has what the world needs as a reliable and stable democratic partner, and that is why we are unlocking one of the largest undeveloped, high-grade deposits of critical minerals on earth.”

“The Ontario Government’s designation of the Greenstone Transmission Line marks a historic and transformative milestone for our region. This project will not only enable First Nations to secure meaningful equity ownership in major Canadian infrastructure, but it will also deliver reliable power to the seven communities that have long faced chronic service disruptions with extended outages,” said Chief Allan Odawa Jr., Red Rock Indian Band. “We extend our appreciation to our First Nation partners for their continued leadership and collaboration throughout this process. We also acknowledge Hydro One for their outstanding commitment and hard work in advancing this project. Finally, I would like to thank everyone from Red Rock Indian Band that worked on this project and took a concept and made it a reality.”

“We are very proud to work with our fellow communities to develop the Greenstone Transmission Line,” said Chief Sonny Gagnon, Aroland First Nation. “Our community and the communities we are working with have been plagued by unreliable and inadequate energy resources for our region limiting growth and opportunities. This will create more reliable energy for our membership and eventually to the communities to the north.”

“The Greenstone Transmission Line will bring much-needed infrastructure improvements to the region. As my community continues to develop, we will benefit from improved electricity reliability and increased capacity to support future growth and economic opportunities,” said Chief Yvette Metansinine, Animbiigoo Zaagi’igan Anishinaabek. “Our partnership with Hydro One will be a meaningful step towards economic reconciliation — helping us create generational wealth while building the electrical infrastructure our community and local economy need to thrive.”

“This new transmission line will provide us with the necessary power to continue building our community but also provide the capacity to enable critical mining and energy projects to further develop the Greenstone region,” said Chief Paul Gladu, Bingwi Neyaashi Anishinaabek. “We are thrilled to be working jointly in partnership with our neighbouring First Nations on the development of this critical transmission project.”

“Biinjitiwaabik Zaaging Anishinabek/Rocky Bay First Nation proudly announces an inspiring milestone we have achieved as we officially announce a partnership between Hydro One and six other First Nations in our area,” said Chief Gladys Thompson, Biinjitiwaabik Zaaging Anishinabek. “This collaboration stands as a testament to the power of unity, respect and shared vision. By working together, we can ensure access to reliable energy, create meaningful employment opportunities and support local infrastructure initiatives that foster prosperity for all. Our initiatives will prioritize training, skills development and capacity-building, ensuring that community members participate fully in these exciting new endeavours. This partnership is a real step towards reconciliation. By recognizing and respecting the rights and voices of First Nations communities, we are demonstrating that progress is best achieved when we walk the path together. We are grateful for the trust extended to us and look forward to deepening relationships, understanding and collaboration in the years ahead.”

“Opportunities like investment and oversight in the Greenstone Transmission Line honour the spirit and intent of the Treaty Relationship. It’s heartening to see our communities start to become equal partners,” said Chief Sheri Taylor, Ginoogaming First Nation. “First Nations are looking toward a bright future of more frequent collaboration in our many shared interests. In order for us to exercise our sovereignty, we must have own-source funding for independence. Economic development opportunities are integral to our community’s development, and equity investments are a path forward to resolving our challenges today. There’s still a lot of work to do. This is just one project, and just a start – there’s more to come. We’re willing to do our share of the work.”

“Long Lake #58 First Nation is pleased to be part of building the foundation for greater economic prosperity for our community and the region,” said Chief Judy Desmoulin, Long Lake #58 First Nation. “By partnering in the development of this transmission line and securing ownership in the asset, we are strengthening our role as stewards of the land while creating meaningful opportunities for our people. This project reflects our commitment to self-determination, long-term economic growth, and collaborative relationships that respect our rights, our vision and our future generations.”

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $36.7 billion in assets as at December 31, 2024, and annual revenues in 2024 of $8.5 billion.

Our team of 10,100 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2024, Hydro One invested $3.1 billion in its transmission and distribution networks, and supported the economy through buying $2.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

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